UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2022

Commission File Number: 001-41544

SATIXFY COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

SatixFy Communications Ltd.
12 Hamada St., Rehovot 670315
Israel
+(972) 8-939-3200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SatixFy Communications Ltd. (hereinafter, the “Company”) hereby furnishes the following documents in connection with its Special Meeting of Shareholders scheduled for January 12, 2023 at 12:00 p.m. noon Israel time at the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel.:

(1)	Notice and Proxy Statement with respect to the Company’s Special Meeting of Shareholders to be held on January 12, 2023, describing the proposals to be voted upon at the meeting, the procedure for voting and various other details relating to the meeting; and

(2)	Proxy Card whereby holders of Company shares may vote at the meeting without attending in person.

Exhibit Index

Exhibit No.	Description
99.1	Notice and Proxy Statement
99.2	Proxy Card

Exhibits 99.1 and 99.2 are hereby incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-268005).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SatixFy Communications Ltd.

Date: December 6, 2022	By:	/s/ Oren Harari
Oren Harari
Interim Chief Financial Officer

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